March 21, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Go Public, Inc.

Response to Staff Comments, March 7, 2013

Registration Statement Form 10-12G

Filed February 7, 2013

File No. 000-54894

To the men and women of the SEC:

On behalf of Go Public, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 7, 2013 addressed to Mr. Thomas DeNunzio, the Company’s President, Secretary and Director, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

General

1.) Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

COMPANY RESPONSE

We have chosen to address your comments without withdrawing our Form 10. We understand that the original registration statement on Form 10 will automatically become effective 60 days after filing and we will be subject to the reporting requirements under Section 13(a) of the Exchange Act upon effectiveness.

Item 1. Business, page 3 (b) Business of Issuer, page 3.

2.) We note your status as a blank check company. Please include disclosure regarding the effect of your status as a blank check company on the company. In particular, discuss the requirement that you comply with Rule 419 of the Securities Act. In addition, discuss the effect of compliance with state statutes, rules and regulations limiting the sale of blank check companies.

COMPANY RESPONSE

We have addressed the following on page 4 beginning with “Our shares of common stock...”

 We also added a risk factor on page 13.

3.) We note you disclose your intent to acquire a target company or business seeking the perceived advantages of being a publicly held corporation. However, please describe further why you believe your company, a reporting shell with minimal assets, would be attractive to a company seeking to become public. In other words, explain the perceived benefit for a private company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act. In your explanation, take into account the consideration that such private company would have to provide to you in such a transaction, the fact that you would not provide such company with a shareholder base, and your obligation to file a Form 8-K in connection with such a transaction including Form 10 information regarding the private company.

COMPANY RESPONSE

On Page three beginning with “There are different situations...,” the previous question is addressed.

4.) You state on page 3 that you have “made no efforts to identify a possible business combination.” However, on page 14 you state that you “are currently devoting [your] efforts to locating merger candidates.” Please revise your disclosure so that it is consistent and accurate.

COMPANY RESPONSE

On page 3 & 14 the inconsistency between “made no efforts to identify a possible business combination (pg. 3)” and “are currently devoting efforts to locating merger candidate (pg. 14)” have been revised to the following...

(Page 3) The Company was formed as a vehicle to pursue a business combination and has made no efforts thus far to identify a possible business combination.

(Page 14) We will be devoting our efforts to locating merger candidates upon effectiveness of this Form 10 registration statement.

Form of Acquisition, page 4

5.) In the third paragraph on page 5, you state that the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. Reference and discuss the controlling legal authority to explain how an acquisition may be accomplished with or without the approval of stockholders and provide more details on how you will structure a transaction so that it does not require stockholder approval. To provide context, disclose how Mr. DeNunzio has structured such transactions in the past.

COMPANY RESPONSE

Page 5 beginning with “The Company anticipates..” addresses the previous question.

Item 1A. Risk Factors, page 6.

6.) Please add a risk factor to describe the existence of, reasons for, and risks created by the language in your auditor’s report regarding the substantial doubt about your ability to continue as a going concern. Please state in this risk factor, as you do elsewhere in your filing, that if your management, lenders or other investors do not loan funds to or invest funds in you, you will not be able to continue as going concern.

COMPANY RESPONSE

A risk factor was added (not on page 6) but on page 13 (end of item 1) to describe the existence of, reasons for, and risks created by the language in the auditor’s report regarding the substantial doubt about the ability to continue as a going concern. It reads…

As stated in the Auditor’s Report there exist substantial doubt about the company’s ability to continue operations due to finances.

As discussed in Note 2 to the financial statements, the Company has recurring losses and negative cash flows from operating activities, a working capital deficit, and a stockholders' deficit. These conditions raise substantial doubt about the company’s ability to continue as a going concern.

The Company has not established any source of revenue to cover its operating costs. The Company will only be able to engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

There may be conflicts of interest . . . page 7

7.) We note your disclosure on page 7 that “management is currently involved with other blank check companies,” and your disclosure in the third paragraph on page 17 that “[your] sole officer and director, is not currently involved with other existing blank check companies.” Please revise your disclosure to correct or explain any inconsistencies.

COMPANY RESPONSE

On page 7 the risk factor below should not be there at all. There are no other blank check companies that the sole officer and director is involved with. This makes the third paragraph on page 17 that states this fact that there are no other blank shell companies the sole officer and director is involved with make sense.

(DELETED) pg. 7 “In addition, management is currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they and other members of our management are, and may in the future be, affiliated with may arise. If we and the other blank check companies that our management is affiliated with desire to take advantage of the same opportunity, then those members of management that are affiliated with both companies would abstain from voting upon the opportunity. In the event of identical officers and directors, members of management, such individuals will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.”

Management intends to devote only a limited amount of time…, page 8

8.) Please delete the second sentence of this risk factor, as it mitigates the point of the risk.

COMPANY RESPONSE

The second sentence of the risk factor was deleted as requested.

Item 5. Directors and Executive Officers, page 16

9.) Please revise Mr. DeNunzio’s biography to clarify his role in Big Time Acquisition, Inc. and LMIC.

COMPANY RESPONSE

Mr. DeNunzio’s biography was clarified regarding his role in Big Time Acquisition and LMIC.

Prior and Current Blank Check Company Experience, page 17

10.) Please provide disclosure regarding Mr. DeNunzio’s prior blank check company experience for the past five years under this heading. Please provide the name of each prior blank check company with which he has had experience, the filing date of any registration statement, operating status, SEC file number, the date of incorporation of each blank check company, to whom each blank check company was transferred or the identity of the successor entity, the type of business combination, and consideration received in the transaction. Also, clarify whether the disclosed transactions changed the registrant’s status as a shell company. It seems that Mr. DeNunzio’s involvement in LMIC and Big Time Acquisition, Inc. would appear under this heading; if that is not the case, please tell us why.

COMPANY RESPONSE

Mr. DeNunzio’s prior blank check company experience is now discussed in its entirety on page 17.

Item 6. Executive Compensation, page 17

11.)  We note that you state on page 17 that Mr. DeNunzio “does not receive any compensation for his services rendered to [your] company since inception, has not received such compensation in the past and is not accruing any compensation pursuant to any agreement with [you].” You also disclose on page 18 that Mr. DeNunzio received shares of common stock “as compensation for his services rendered in connection with [your] corporate formation and developing [your] business concept and plan.” Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash and non-cash items. Please revise your executive compensation disclosure, including the summary compensation table, accordingly.

COMPANY RESPONSE

Page 17, under Executive Compensation, has been edited to clarify the compensation rendered for Mr. DeNunzio’s services. Additionally, the executive compensation table was revised accordingly.

12.) We note your disclosure that the board has a policy of not considering the post- transaction employment opportunities of management in considering a proposed transaction and that you “cannot guarantee that this policy will be adhered to at the time of making a transaction determination.” Please revise your disclosure to explain why you believe that the board will not adhere to its policy, and tell us whether you considered including risk factor disclosure regarding the same.

COMPANY RESPONSE

The following was added to Page 17 to clarify the previous question: “It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.”

Item 7. Certain Relationships and Related Transactions, page 19

13.) The amount of related party accounts payable disclosed here does not agree to the amount disclosed on the balance sheet. Please revise or advise.

COMPANY RESPONSE

(Page 19) The amount of related party accounts payable disclosed previously was amended so it matched the balance sheet.

Item 10. Recent Sales of Unregistered Securities, page 20

14.) We note your disclosure regarding a certain stock purchase agreement you entered into with your CEO, sole director and sole stockholder. Please file the stock purchase agreement as an exhibit to your Form 10. See Item 601(b)(10)(ii)(A) of Regulation S-K.

COMPANY RESPONSE

There is no stock purchase agreement. Revised language accordingly.

Item 11. Description of Registrant’s Securities to be Registered, page 20

15.) We note your statement in the first paragraph on page 21 that your description of certain matters relating to your securities is qualified in its entirety by the provisions of your Certificate of Incorporation and Bylaws. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

COMPANY RESPONSE

The previous was revised to the following: “The description of certain matters relating to our securities is a summary and does not purport to be a complete description of our securities, and should be interpreted in conjunction with the provisions of our Certificate of Incorporation and By-Laws as they may be amended from time to time, copies of which have been filed as exhibits to this Form 10."

Item 12. Indemnification of Directors and Officers, page 21

16.) We note your disclosure regarding the indemnification provisions in your Bylaws and reference to Delaware corporate law. We also note that Article V of your Bylaws refers to Delaware General Laws. Please revise your disclosure to discuss the implications of Delaware corporate law and the Delaware General Laws on the indemnification of your directors and officers.

COMPANY RESPONSE

Page 21 was amended to discuss the above requests regarding Delaware law as it relates to the indemnification of directors and officers.

Item 13. Financial Statements and Supplemental Data, page 21

Report of Independent Registered Public Accounting Firm, page F-1

17.) We note that the report of your independent registered public accounting firm makes reference to your financial statements as of and for the year ended January 31, 2013. Please have your auditor revise its report to report on your financial statements for the period from inception (January 24, 2013) to January 31, 2013 as opposed to the year ended March 31, 2013.

COMPANY RESPONSE

(Page F-1) The auditor has revised its report to the previous specifications requested to incorporate the date of inception. March 31, 2013 however does not apply as it is not the correct date.

Note 4 – Stockholders’ Deficit, page F-8

18.) The date disclosed here for the issuance of shares to the founder differs from the date disclosed in the Statement of Changes in Stockholder’s (Deficit). Please revise or advise.

COMPANY RESPONSE

On page F-8 under “Stockholder’s Deficit” the correct date was added and the previous date was removed.

Page 5 Signatures, page 23

19.) We note that Mr. DeNunzio has signed the registration statement in his capacity as “President and CEO” of your company. We further note that you have not disclosed in Item 5 of your filing or elsewhere that Mr. DeNunzio holds the office of Chief Executive Officer or CEO. Please revise your disclosure to correct or explain any inconsistencies.

COMPANY RESPONSE

(Page 23) Although not mentioned, Mr. DeNunzio is also President and CEO in the sense that he is the only board director so serves the role of both positions when necessary. It is added that on page 16 that he also serves the position of CEO.